Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

October 8, 2010

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
 Your Letter dated September 22, 2010
 Form 8-K Filed July 12, 2010
 File No. 000-53086

Dear Mr. Koduri:

This firm is legal counsel to the above referenced company (the “Company”).  Pursuant to our phone conversation of this date, this letter will request an extension of the time until October 18, 2010, in order to allow the above referenced company to file its Form 8-K/A1 in response to your above referenced comment letter.  The Company’s independent accountants require additional time to complete their audit of the Company’s financial statements that will be included in the aforesaid report.

Thank you for your anticipated cooperation in this matter.

Yours truly,

ANDREW I. TELSEY, P.C.

s/ Andrew Telsey
Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.